UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             Southern Union Company
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)
                                    844030106
                                 --------------
                                 (CUSIP Number)

                         Sandell Asset Management Corp.
                               40 West 57th Street
                                   26th Floor
                               New York, NY 10019
                  Attention : Richard Gashler, General Counsel
                                  212-603-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  June 14, 2006
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

                                  SCHEDULE 13D

-------------------------------------------------------------------------------

CUSIP No   84403016
-------------------------------------------------------------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg Master Investments Ltd.
------------- -----------------------------------------------------------------
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- -----------------------------------------------------------------
------------- -----------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
------------- -----------------------------------------------------------------
------------- ----------- -----------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

                                 0
   SHARES
              ----------- -----------------------------------------------------
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

                                 10,761,414
   OWNED
              ----------- -----------------------------------------------------
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

                                 0
 REPORTING
              ----------- -----------------------------------------------------
              ----------- -----------------------------------------------------
   PERSON     10          SHARED DISPOSITIVE POWER

                                 10,761,414
    WITH
------------- ----------- -----------------------------------------------------
------------- -----------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              10,761,414
------------- -----------------------------------------------------------------
------------- -----------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.62%
------------- -----------------------------------------------------------------
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Sandell Asset Management Corp.
------------- -----------------------------------------------------------------
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
------------- -----------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
------------- -----------------------------------------------------------------
------------- ----------- -----------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

                                 0
   SHARES
              ----------- -----------------------------------------------------
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

                                 10,761,414
   OWNED
              ----------- -----------------------------------------------------
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

                                 0
 REPORTING
              ----------- -----------------------------------------------------
              ----------- -----------------------------------------------------
   PERSON     10          SHARED DISPOSITIVE POWER

                                 10,761,414
    WITH
------------- ----------- -----------------------------------------------------
------------- -----------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              10,761,414
------------- -----------------------------------------------------------------
------------- -----------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES  |_|
------------- -----------------------------------------------------------------
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.62%
------------- -----------------------------------------------------------------
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg International Limited
------------- -----------------------------------------------------------------
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
------------- -----------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
------------- -----------------------------------------------------------------
------------- ----------- -----------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

                                 0
   SHARES
              ----------- -----------------------------------------------------
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

                                 10,761,414
   OWNED
              ----------- -----------------------------------------------------
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

                                 0
 REPORTING
              ----------- -----------------------------------------------------
              ----------- -----------------------------------------------------
   PERSON     10          SHARED DISPOSITIVE POWER

                                 10,761,414
    WITH
------------- ----------- -----------------------------------------------------
------------- -----------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              10,761,414
------------- -----------------------------------------------------------------
------------- -----------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES   |_|
------------- -----------------------------------------------------------------
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.62%
------------- -----------------------------------------------------------------
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg International Holdings Limited
------------- -----------------------------------------------------------------
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
------------- -----------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)  |_|
------------- -----------------------------------------------------------------
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
------------- -----------------------------------------------------------------
------------- ----------- -----------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

                                 0
   SHARES
              ----------- -----------------------------------------------------
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

                                 10,761,414
   OWNED
              ----------- -----------------------------------------------------
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

                                 0
 REPORT-ING
              ----------- -----------------------------------------------------
              ----------- -----------------------------------------------------
   PERSON     10          SHARED DISPOSITIVE POWER

                                 10,761,414
    WITH
------------- ----------- -----------------------------------------------------
------------- -----------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              10,761,414
------------- -----------------------------------------------------------------
------------- -----------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES   |_|
------------- -----------------------------------------------------------------
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.62%
------------- -----------------------------------------------------------------
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Thomas E. Sandell
------------- -----------------------------------------------------------------
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
------------- -----------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Sweden
------------- -----------------------------------------------------------------
------------- ----------- -----------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

                                 0
   SHARES
              ----------- -----------------------------------------------------
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

                                 10,761,414
   OWNED
              ----------- -----------------------------------------------------
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

                                 0
 REPORT-ING
              ----------- -----------------------------------------------------
              ----------- -----------------------------------------------------
   PERSON     10          SHARED DISPOSITIVE POWER

                                 10,761,414
    WITH
------------- ----------- -----------------------------------------------------
------------- -----------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              10,761,414
------------- -----------------------------------------------------------------
------------- -----------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES   |_|
------------- -----------------------------------------------------------------
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              9.62%
------------- -----------------------------------------------------------------
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- -----------------------------------------------------------------

Item 1.  Security and Issuer

     This statement on Schedule 13D relates to the common stock, par value $1.00
per  share  (the  "Common  Stock"),   of  Southern  Union  Company,  a  Delaware
corporation ("Issuer").

     The principal executive offices of Issuer are located at:

     5444 Westheimer Road
     Houston, Texas 77056

Item 2.  Identity and Background

     (a). NAME

     The  names of the  persons  filing  this  statement  on  Schedule  13D are:
Castlerigg Master Investments Ltd., a British Virgin Islands company ("Castlerigg Master Investments"), Sandell Asset Management Corp., a Cayman Islands company ("SAMC"), Castlerigg International Limited, a British Virgin Islands company ("Castlerigg International"), Castlerigg International Holdings Limited, a British Virgin Islands company ("Castlerigg Holdings" and, collectively with Castlerigg Master Investments and Castlerigg International, the "Fund"), and Thomas E. Sandell, a citizen of Sweden ("Sandell") (together, the "Reporting Persons").

     The shares of common stock beneficially owned by the Reporting Persons are owned directly by Castlerigg Master Investments. Castlerigg Holdings is the
controlling shareholder of Castlerigg Master Investments and Castlerigg International is the controlling shareholder of Castlerigg Holdings.

     SAMC is the investment manager of the Fund. The controlling shareholder of SAMC is Sandell.

     (b). RESIDENCE OR BUSINESS ADDRESS

     The principal business address for each of Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings is c/o Citco Fund Services (Curacao) N.V., Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherlands, Antilles.

     The principal business address for each of SAMC and Sandell is 40 West 57th Street, 26th Floor, New York, New York, 10019.

     (c). PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

     The Fund is a private investment fund whose investment objective is to achieve superior investment returns, focusing primarily on a global, event-driven investment strategy, including global, event-driven risk arbitrage, reorganizations, mergers, spin-offs, liquidations and distressed securities and other situations.

     Information regarding the directors, executive officers and/or control persons of Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, SAMC, and Sandell (collectively, the "Instruction C Persons") is set forth in Appendix III attached hereto.

     (d), (e). CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS

     During the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

     (f). CITIZENSHIP

     Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings British Virgin Islands companies.

     SAMC is a Cayman Islands company.

     Sandell is a citizen of Sweden.

Item 3.  Source and Amount of Funds or Other Consideration

     Castlerigg Master Investments acquired the 10,761,414 shares of the Common Stock at an aggregate cost of $264,620,529.18. The funds used to purchase the shares of Common Stock were obtained from a combination of the general working capital of the investment entities managed by the Reporting Persons and margin account borrowings made in the ordinary course of business.

Item 4.  Purpose of Transaction

     The Reporting Persons acquired the shares of Common Stock for investment purposes in the ordinary course of business because they believed the shares to be undervalued in the market.

     On June 26, 2006, SAMC sent a letter (the "Letter") to the Board of Directors of the Issuer outlining steps SAMC believed the Issuer could take to maximize shareholder value for all Issuer shareholders. Among SAMC's suggestions were that the Issuer (i) create a tax advantageous master limited partnership,
(ii) continue to sell the remaining local gas distribution utilities and (iii) raise the annual dividend to $1 per share to bring the Company's dividend policy more in line with the Issuer's peers, and consider putting the Issuer up for sale. A copy of the letter is attached hereto as Exhibit A.

     Except as described above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. Depending on the Issuer's response to the Letter and the stock price of the Issuer, among other things, the Reporting Persons may consider proposing a slate of nominees for election as directors at the Company's next annual meeting. Representatives of SAMC may engage in discussions with members of the Issuer's board of directors as well as with other shareholders of the Issuer regarding the suggestions contained in the Letter and other matters of interest to the Company's shareholders.

     Although none of the Reporting Persons has any specific plan or proposal to acquire or dispose of the shares of Common Stock, each Reporting Person at any time and from time to time may (i) acquire additional shares or securities of the Issuer, (ii) dispose of any or all of its securities of the Issuer, or (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in its securities of the Issuer, depending upon an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Item 5.  Interest in Securities of the Issuer

     (a). The Reporting Persons as a group beneficially own 10,761,414 shares of Common Stock, representing 9.62% of the outstanding shares of Common Stock.

     (b). None of the Reporting Persons has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of the Shares.

     Each of the Reporting Persons has shared power to vote and to direct the vote and shared power to dispose and to direct the disposition of the 10,761,414 shares of Common Stock held by Castlerigg Master Investments.

     (c). A list of the transactions in Issuer common stock that were effected by the Reporting Persons during the past sixty days is attached as Appendix I.

     (d). N/A

     (e). N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     See Item 5(c) for information regarding certain options.

Item 7.  Material to Be Filed as Exhibits

     The following documents are filed as exhibits:

Appendix I:   List of the transactions in Issuer Common Stock that were effected by the Reporting Persons during the past sixty days.

Appendix II:  Joint Filing Agreement.

Appendix III: Instruction C Person Information.

Exhibit A:    Letter to Issuer's Board of  Directors  dated  June 26, 2006 (the
              "Letter").

Exhibit B:    Presentation to Issuer attached to the Letter.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: June 26, 2006

            CASTLERIGG MASTER INVESTMENTS LTD.


            By: /s/ Thomas E. Sandell
                ---------------------
                    Thomas E. Sandell, Director


            SANDELL ASSET MANAGEMENT CORP.


            By: /s/ Thomas E. Sandell
                ---------------------
                    Thomas E. Sandell, Director


            CASTLERIGG INTERNATIONAL LIMITED


            By: /s/ Thomas E. Sandell
                ---------------------
                    Thomas E. Sandell, Director


            CASTLERIGG INTERNATIONAL HOLDINGS LIMITED


            By: /s/ Thomas E. Sandell
                ---------------------
                    Thomas E. Sandell, Director


            /s/ Thomas E. Sandell
            ---------------------
                Thomas E. Sandell

                                   APPENDIX I
                TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

(All regular market transactions were effected on the New York Stock Exchange.)


-------------- ------------- ----------- -----------  -------------------
Date of        Person        Amount of   Price per    Where and how the
transaction    effecting     securities  share        transaction was
               transaction   Bought/     or unit      effected
                             (Sold)
-------------- ------------- ----------- ------------ -------------------
-------------- ------------- ----------- ------------ -------------------
5/1/2006*                                             Privately
               SAMC                                   negotiated
                                75,000   $25.96080    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
5/2/2006*                                             Privately
               SAMC                                   negotiated
                                75,000    25.68580    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
5/3/2006*                                             Privately
               SAMC                                   negotiated
                                25,000    25.79850    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
5/17/2006*                                            Privately
               SAMC                                   negotiated
                                25,000    23.79000    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
5/24/2006*                                            Privately
               SAMC                                   negotiated
                                 1,100    22.90000    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
5/31/2006*                                            Privately
               SAMC                                   negotiated
                               304,100    24.38960    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/1/2006****                                          Privately
               SAMC                                   negotiated
                               175,000    24.86370    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/1/2006****                                          Privately
               SAMC                                   negotiated
                             1,200,150    24.86370    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/1/2006****                                          Privately
               SAMC                                   negotiated
                                25,000    24.03970    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/1/2006****                                          Privately
               SAMC                                   negotiated
                                25,000    26.06840    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/1/2006****                                          Privately
               SAMC                                   negotiated
                                 1,100    23.13910    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/1/2006****                                          Privately
               SAMC                                   negotiated
                                75,000    25.96220    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/1/2006****                                          Privately
               SAMC                                   negotiated
                               304,100    24.66020    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/1/2006                                              Regular market
               SAMC             31,200    24.80510    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/1/2006                                              Regular market
               SAMC             50,000    24.82000    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/1/2006                                              Regular market
               SAMC              2,500    24.80000    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/1/2006                                              Regular market
               SAMC             71,100    24.82600    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/8/2006                                              Regular market
               SAMC             12,600    24.50140    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/8/2006                                              Regular market
               SAMC             86,000    24.48980    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/8/2006                                              Regular market
               SAMC            130,900    24.31260    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/9/2006                                              Regular market
               SAMC            591,900    24.53350    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/9/2006                                              Regular market
               SAMC              4,000    24.51500    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/9/2006                                              Regular market
               SAMC             68,200    24.52940    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/12/2006                                             Regular market
               SAMC            200,000    24.67870    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/12/2006                                             Regular market
               SAMC            100,000    24.56680    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/14/2006                                             Regular market
               SAMC            131,000    23.56160    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/14/2006                                             Regular market
               SAMC            166,600    23.51800    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/14/2006                                             Regular market
               SAMC            400,000    23.98580    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/15/2006                                             Regular market
               SAMC              2,142    24.31080    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/15/2006                                             Regular market
               SAMC              6,200    24.66000    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/15/2006                                             Regular market
               SAMC            125,000    24.45240    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/15/2006                                             Regular market
               SAMC            505,400    24.62900    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/16/2006                                             Regular market
               SAMC            551,000    25.09000    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/16/2006                                             Regular market
               SAMC             30,700    24.89580    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/19/2006                                             Regular market
               SAMC             50,000    24.80590    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/19/2006                                             Regular market
               SAMC             50,000    24.75000    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/19/2006                                             Regular market
               SAMC              5,848    24.91880    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/19/2006                                             Regular market
               SAMC             31,100    24.94150    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/19/2006                                             Regular market
               SAMC            510,600    24.89370    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/19/2006                                             Regular market
               SAMC             50,000    24.80590    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/19/2006                                             Regular market
               SAMC             49,800    24.75000    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/19/2006                                             Regular market
               SAMC             28,900    24.97000    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/20/2006                                             Regular market
               SAMC             25,000    24.75000    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/20/2006                                             Regular market
               SAMC             75,000    24.90070    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/20/2006                                             Regular market
               SAMC            250,000    25.08040    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/20/2006                                             Regular market
               SAMC            125,000    24.90070    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/20/2006                                             Regular market
               SAMC             20,000    24.75000    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/20/2006                                             Regular market
               SAMC             94,200    24.87500    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/20/2006                                             Regular market
               SAMC            361,000    24.80070    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/20/2006                                             Regular market
               SAMC            144,100    25.19940    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/21/2006                                             Regular market
               SAMC            492,000    25.64860    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/21/2006      SAMC                                   Regular market
                                25,000    25.53000    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/22/2006                                             Regular market
               SAMC            188,200    25.63800    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/22/2006                                             Regular market
               SAMC             44,300    25.48300    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/22/2006                                             Regular market
               SAMC             13,019    25.57670    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/22/2006                                             Regular market
               SAMC            585,000    25.61730    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/22/2006                                             Regular market
               SAMC              5,100    25.49610    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/23/2006                                             Regular market
               SAMC              3,000    25.78000    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/23/2006                                             Regular market
               SAMC            100,000    25.60000    transaction
-------------- -------       ----------  ----------   -------------------
-------------- -------       ----------  ----------   -------------------
6/23/2006                                             Regular market
               SAMC            136,700    25.61160    transaction
-------------- -------       ----------  ----------   -------------------


* These transactions represent privately negotiated back-to-back call and put transactions with a financial institution through which the Reporting Persons acquired an economic interest in such shares of Common Stock and as a result they were subject to the same economic gain or loss as if they had purchased the underlying shares.

**** These transactions represent the exercise of the call options and a sale of the put options to the same counterparty for the same number of shares.

                                   APPENDIX II
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Southern Union Company dated as of June 26, 2006 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.


     Dated: June 26, 2006

            CASTLERIGG MASTER INVESTMENTS LTD.


            By: /s/ Thomas E. Sandell
                ---------------------
                    Thomas E. Sandell, Director


            SANDELL ASSET MANAGEMENT CORP.


            By: /s/ Thomas E. Sandell
                ---------------------
                    Thomas E. Sandell, Director


            CASTLERIGG INTERNATIONAL LIMITED


            By: /s/ Thomas E. Sandell
                ---------------------
                    Thomas E. Sandell, Director


            CASTLERIGG INTERNATIONAL HOLDINGS LIMITED


            By: /s/ Thomas E. Sandell
                ---------------------
                    Thomas E. Sandell, Director


            /s/ Thomas E. Sandell
            ---------------------
                Thomas E. Sandell

                                  Appendix III

                 Information Regarding The Instruction C Persons

              Castlerigg Master Investments Ltd. Executive Officers


         ------------------------ ----------------------------------------

                 Name                              Title
         ------------------------ ----------------------------------------
         ------------------------ ----------------------------------------

          NONE
         ------------------------ ----------------------------------------

                  Castlerigg Master Investments Ltd. Directors

     The following table sets forth the name and mailing address (business or residence) of each of the directors of Castlerigg Master Investments Ltd., and the principal occupation and citizenship of each of those directors who are natural persons.

------------------ -------------------- ----------------------- --------------

 Name and Title         Principal             Address            Citizenship
                        Occupation
------------------ -------------------- ----------------------- --------------
------------------ -------------------- ----------------------- --------------
Thomas E. Sandell  Portfolio Manager    40 West 57th Street,    Sweden
                                        26th Floor
                                        New York, NY  10019
------------------ -------------------- ----------------------- --------------
------------------ -------------------- ----------------------- --------------
Daniel Mignon      Executive of an      Le Prince de Galles     Belgium
                   investment manager   10 Avenue de Grande-
                                        Bretagne
                                        MC-98000 Monte-Carlo
                                        MONACO
------------------ -------------------- ----------------------- --------------
------------------ -------------------- ----------------------- --------------
InterCaribbean      N/A                 c/o Citco BVI Limited   N/A
Services Ltd.                           Citco Building
                                        Wickhams Cay
                                        PO Box 662
                                        Road Town, Tortola
                                        British Virgin Islands
------------------ -------------------- ----------------------- --------------

               Castlerigg International Limited Executive Officers

          ------------------------- ---------------------------------

                        Name                    Title
          ------------------------- ---------------------------------
          ------------------------- ---------------------------------

           Thomas E. Sandell        President
          ------------------------- ---------------------------------

                   Castlerigg International Limited Directors

     The following table sets forth the name and mailing address (business or residence) of each of the directors of Castlerigg International Limited, and the principal occupation and citizenship of each of those directors who are natural persons.

------------------ -------------------- ----------------------- --------------

 Name and Title         Principal             Address            Citizenship
                        Occupation
------------------ -------------------- ----------------------- --------------
------------------ -------------------- ----------------------- --------------
Thomas E. Sandell  Portfolio Manager    40 West 57th Street,    Sweden
                                        26th Floor
                                        New York, NY  10019
------------------ -------------------- ----------------------- --------------
------------------ -------------------- ----------------------- --------------
Daniel Mignon      Executive of an      Le Prince de Galles     Belgium
                   investment manager   10 Avenue de Grande-
                                        Bretagne
                                        MC-98000 Monte-Carlo
                                        MONACO
------------------ -------------------- ----------------------- --------------
------------------ -------------------- ----------------------- --------------
InterCaribbean      N/A                 c/o Citco BVI Limited   N/A
Services Ltd.                           Citco Building
                                        Wickhams Cay
                                        PO Box 662
                                        Road Town, Tortola
                                        British Virgin Islands
------------------ -------------------- ----------------------- --------------

          Castlerigg International Holdings Limited Executive Officers

    ------------------------ ----------------------------------------

            Name                              Title
    ------------------------ ----------------------------------------
    ------------------------ ----------------------------------------

     NONE
    ------------------------ ----------------------------------------

               Castlerigg International Holdings Limited Directors

     The following table sets forth the name and mailing address (business or residence) of each of the directors of Castlerigg International Holdings Limited, and the principal occupation and citizenship of each of those directors who are natural persons.

------------------ -------------------- ----------------------- --------------

 Name and Title         Principal             Address            Citizenship
                        Occupation
------------------ -------------------- ----------------------- --------------
------------------ -------------------- ----------------------- --------------
Thomas E. Sandell  Portfolio Manager    40 West 57th Street,    Sweden
                                        26th Floor
                                        New York, NY  10019
------------------ -------------------- ----------------------- --------------
------------------ -------------------- ----------------------- --------------
Daniel Mignon      Executive of an      Le Prince de Galles     Belgium
                   investment manager   10 Avenue de Grande-
                                        Bretagne
                                        MC-98000 Monte-Carlo
                                        MONACO
------------------ -------------------- ----------------------- --------------
------------------ -------------------- ----------------------- --------------
InterCaribbean      N/A                 c/o Citco BVI Limited   N/A
Services Ltd.                           Citco Building
                                        Wickhams Cay
                                        PO Box 662
                                        Road Town, Tortola
                                        British Virgin Islands
------------------ -------------------- ----------------------- --------------

                Sandell Asset Management Corp. Executive Officers

     The following table sets forth the name, title, principal occupation and citizenship of each of the executive officers of Sandell Asset Management Corp.. The business address of each person named below is 40 West 57th Street, 26th Floor, New York, N.Y. 10019. In each case, the principal occupation is represented by the person's title.


-------------------- -------------------------------- -------------------------

      Name                     Title                        Citizenship
-------------------- -------------------------------- -------------------------
-------------------- -------------------------------- -------------------------
Thomas E. Sandell    Chairman of the Board            Sweden
                     of Directors
                     Chief Executive Officer and
                     Portfolio Manager
-------------------- -------------------------------- -------------------------
-------------------- -------------------------------- -------------------------
Timothy O'Brien      Chief Financial Officer          United States of America
-------------------- -------------------------------- -------------------------
-------------------- -------------------------------- -------------------------
Richard Gashler      General Counsel                  United States of America
-------------------- -------------------------------- -------------------------

                    Sandell Asset Management Corp. Directors

     The following table sets forth the name, mailing address (business or residence), present principal occupation or employment and citizenship of each of the directors of Sandell Asset Management Corp.

------------------ -------------------- ----------------------- --------------

 Name and Title         Principal             Address            Citizenship
                        Occupation
------------------ -------------------- ----------------------- --------------
------------------ -------------------- ----------------------- --------------
Thomas E. Sandell  Portfolio Manager    40 West 57th Street,    Sweden
                                        26th Floor
                                        New York, NY  10019
------------------ -------------------- ----------------------- --------------
------------------ -------------------- ----------------------- --------------
Daniel Mignon      Executive of an      Le Prince de Galles     Belgium
                   investment manager   10 Avenue de Grande-
                                        Bretagne
                                        MC-98000 Monte-Carlo
                                        MONACO
------------------ -------------------- ----------------------- --------------

                                    EXHIBIT A

Sandell Asset Management
40 West 57th Street
New York,  NY 10019

June 26, 2006

The Board of Directors
Southern Union Company
5444 Westheimer Road
Houston, TX 77056

Attention:  Mr. George L. Lindemann
Chairman and Chief Executive Officer


Dear Mr. Lindemann et al,

Sandell Asset Management Corp ("Sandell") and the private investment funds advised by Sandell (collectively with Sandell, the "Sandell Funds") are the beneficial owners of 10,761,414 shares of the common stock of Southern Union Company ("Southern Union", "SUG" or the "Company") representing approximately 9.62% of SUG's total outstanding shares. We believe we are now the largest single shareholder of SUG.

The Sandell Funds' sizeable investment in Southern Union reflects our steadfast belief in the attractiveness of the Company's assets and its cash flow generating ability. In our view, the current SUG stock price of $25.63 reflects a large and unwarranted discount to the intrinsic value of the Company that also does not recognize the strategic transformation of SUG from a regional gas utility to a natural gas-focused midstream & pipeline powerhouse.

Despite this transformation and the Company's operational accomplishments, SUG's stock has meaningfully underperformed its peers, and continues to trade at a significant discount to both its peer group as well as to its intrinsic value. We believe the complexity of SUG's diverse operating assets - valuable as they may be - serves to hinder market appreciation of these businesses. It largely explains why, over the last several quarters, SUG's stock price has essentially remained unchanged within a relatively tight range.

As you must surely share our disappointment with SUG's consistently underperforming stock price, we call upon you to take steps to simplify the organizational structure of the Company and to highlight the value of the disparate assets. Specifically, we believe the Board should immediately consider the following:

     i) Create a tax advantageous Master Limited Partnership that would more effectively highlight the cash flow strength and stability of the Transportation & Storage segment;

     ii) Complete the current asset divestitures and take steps to sell the remaining non-core gas distribution utilities (LDCs); and

     iii) Institute a dividend increase to $1.00 per share which would put position SUG shares to be more attractive to traditional yield seeking investors

As demonstrated in the accompanying presentation, we believe the current intrinsic value of SUG to conservatively be $35 per share based on a variety of valuation metrics. While an increase in dividends will not meaningfully change the fundamental value of the Company, it will be an important catalyst in helping to narrow the currently large discount to fair value. Moreover, an MLP will provide greater value to stockholders given the tax-efficient nature of the structure and we estimate the adoption of an MLP is likely to boost SUG's stock to $36-$41 per share.

Concurrently, we believe it is important to also examine whether SUG, in its current composition, is well suited to be efficiently valued by the equity market. As an alternative measure, the Board should also consider putting the Company up for sale if ultimately the value of SUG is likely to be more effectively and expeditiously maximized through a sale to financial, private or other strategic parties. We believe there will be significant interest in SUG's various assets and a strategic sale will likely achieve valuations at a significant premium to the current stock price.

Regardless of whether the Board elects to undertake various strategic initiatives or put the Company up for sale, the upside to stockholders today is substantial. We request that the Board urgently consider our proposals, and to expeditiously formulate and articulate concrete initiatives to improve shareholder value. We are hopeful that, with Mr. George Lindemann and family collectively owning approximately 16% of the Company's shares, you will act in the best interest of all shareholders.

As the largest single interest in Southern Union, we want to work constructively with the Board and management to explore ways to improve the Company's valuation. We believe that there is significant unrecognized value which can be addressed by our proposals and look forward to engaging the Company in seeking out our common interests.

We look forward to hearing from you soon and can be reached at (212) 603-5700.

Very truly yours,




Thomas Sandell
Chief Executive Officer
Sandell Asset Management


Attachment enclosed

                                   EXHIBIT B

                 Presentation to Issuer Attached to the Letter




                     Southern Union Company

                     Maximizing Value for All Shareholders

                     June 2006

Southern Union Company - Maximizing Value for All Shareholders
Summary Perspective
-------------------------------------------------------------------------------

o Sandell Asset Management Corp. is the beneficial owner of 10,761,414 shares of the common stock of Southern Union Company ("SUG" or the Company) representing 9.62% of total outstanding SUG shares. Based on most recent public filings we believe we are the largest single shareholder of SUG

     o Our sizeable investment in the Company reflects our steadfast belief that SUG remains extremely undervalued given the quality of its assets and its cash flow generative strength

o Over the last few years, SUG has evolved into a holding company with an aggregation of highly valuable assets

     o However, the complexity of these diverse assets, combined with the lack of a reasonable level of recurring distributions to shareholders, serves to magnify SUG's discount to both its peer group as well as to its intrinsic value

o A simplification of the organizational and operational structure of SUG, and undertaking steps to highlight key assets would help narrow the large discount to fair value. Specifically, we believe the following measures would be meaningfully value enhancing:

     o Immediately take steps to create a tax advantageous Master Limited Partnership that would also more effectively highlight the cash flow strength and stability of the Transport & Storage segment

          >> In addition, an MLP would allow SUG to efficiently monetize assets to reinvest in growth opportunities

     o Continue down the path of selling remaining local gas distribution utilities (LDCs)

          >> We believe LDCs are non-core to Southern Union's portfolio of cash-generating assets, and transaction values continue to achieve a significant premium to trading levels

     o Institute a dividend policy of $1.00 per share referenced along a payout ratio of 50%-55%

          >> A higher dividend policy would demonstrate cash flow discipline which would also improve the attractiveness of the stock to traditional utility-oriented investors

Southern Union Company - Maximizing Value for All Shareholders
Summary Perspective (cont'd)
-------------------------------------------------------------------------------

o Alternatively, the Board should also seriously consider whether SUG, with its current asset configuration, is well suited to achieve proper public market valuation recognition and may want to consider putting SUG up for sale

     o The value SUG's assets may be better recognized by financial, private or other strategic parties

o The Company has done an excellent job of growing earnings and restructuring its portfolio of assets, however the fruits of these efforts have not been adequately reflected in the SUG stock price performance

o As the largest single shareholder of Southern Union we strongly urge the Board to treat this call with utmost urgency

     o We are hopeful that with Mr. George Lindemann and family collectively owning ~16% of SUG's equity that the Board would seriously consider our initiatives to maximize value for all shareholders

     o    We look forward to further engagements with the Board and management

Southern Union Company - Maximizing Value for All Shareholders
Valuation:  Intrinsic Value of SUG
-------------------------------------------------------------------------------

o Under various valuation metrics, the fair value of SUG is worth $35.00 per share, a 37% premium to current levels

     Southern Union Company Valuation
     --------------------------------------------------------------------------
     ($ in millions, except per share values), 2008 Estimates

        1) Based on Sum-of-Parts Analysis       EBITDA   Multiple    Value
        --------------------------------------------------------------------
           Gas Distribution                     $119.8    8.5 x    $1,018.61
           Transportation & Storage             $465.5    9.5 x    $4,421.89
           SU Gas Services (Formerly Sid Rich)  $209.4    8.0 x    $1,675.00
           Corporate                            ($10.1)   8.0 x      ($80.40)
                                                                -------------
           Total Enterprise Value                                  $7,035.10
           Less:  Net Debt                                        ($3,023.85)
                                                                -------------
           Implied Equity Value                                    $4,011.24
           Shares Outstanding                                         115.3
           ------------------------------------------------------------------
           Per Share Value Based On Sum-of-Parts Analysis             $34.79
           ------------------------------------------------------------------
           Premium to Current                                          35.8%

        2) Based on 2008E P/E Multiple          EPS      Multiple    Value
        ---------------------------------------------------------------------
           Per Share Value on Earnings          $2.21    14.0 x       $30.89
           NPV of Tax Shield @ 8% Discoutn Rate           8.0%         $4.51
           -----------------------------------------------------------------
           Per Share Value Based on P/E Ratio                         $35.40
           -----------------------------------------------------------------
           Premium to Current                                          38.1%

        3) Based on 2008E EV/EBITDA Multiple    EBITDA   Multiple    Value
        ---------------------------------------------------------------------
           Total Enterprise Value              $784.6     9.0 x    $7,061.61
           Less:  Net Debt                                        ($3,023.85)
           Implied Equity Value                                    $4,037.76
           ------------------------------------------------------------------
           Per Share Value Based On EV/EBITDA Ratio                   $35.02
           ------------------------------------------------------------------
           Premium to Current                                           36.7%

        ---------------------------------------------------------------------
        Overall Reference Valuation                                   $35.00
        Premium to Current                                              36.6%
        ---------------------------------------------------------------------

Prices As of June 23, 2006.
Multiples for Gas Utility (LDC) based on: NWN, KSE, NJR, PNY, WGL, Comparable
  Transaction Multiples (Aquila sale).
Multiples for Transportation & Storage (note: includes CCE Holdings) based on:
  WMB, KMI, ENB, STR, EP, MMP, KMP, and select comparable transaction multiples (KMI-TER, etc.).
Multiples for Midstream Assets based on comparable transaction multiples (OKE, CPNO, etc.).

Southern Union Company - Maximizing Value for All Shareholders
Valuation:  Consistent Stock Price Underperformance
-------------------------------------------------------------------------------

o Despite recent measures, such as the modest cash dividend initiation by the Company, Southern Union continues to trade at a substantial discount to its peer group

        ---------------------------------------------------------
        Price/Earnings Multiple Comparison

                                        2006E   2007E   2008E
                                        ---------------------
        SUG Peer Index (a)              16.4x   15.1x   14.0x

        Southern Union Company (b)      14.1x   13.4x   11.6x

        ---------------------------------------------------------
            SUG Discount (multiple)     -2.3x   -1.6x   -2.4x
            SUG Discount (%)           -14.1%  -10.9%  -17.2%
        ---------------------------------------------------------

o    SUG's peers have also consistently offered better shareholder returns

            ---------------------------------------------------------
            Total Shareholder Return Over Time

                                            1 Year  2 Year  3 Year
                                            ---------------------
            SUG Peer Index (a)              12.7%   61.3%   90.0%

            Southern Union Company           9.8%   37.3%   80.6%

            ---------------------------------------------------------
                SUG Underperformance        -2.9%  -24.0%   -9.4%
            ---------------------------------------------------------

o While SUG has accumulated a strong portfolio of operating assets which we find extremely attractive, the lack of market recognition of the value remains a source of concern

     o Ultimately, public investors require not just earnings growth but also optimal recognition of those results

     Notes:

     Total Shareholder Return includes dividends and stock appreciation over time. Does not assume dividend reinvestment.
     Source: Bloomberg.
     As of June 23, 2006.
     (a) SUG Peer Index includes: ATG, EP, KMI, NJR, NWN, OKE, WMB. Index is equal-weighted based on consensus estimates.
     (b) Sandell estimates.

Southern Union Company - Maximizing Value for All Shareholders
Strategic Initiatives:  An MLP Would be Highly Value Accretive
-------------------------------------------------------------------------------

o Potential concerns about upfront tax leakage from the creation of an MLP may reflect excessive caution in this regard

     o A willingness to hold units in a new partnership would mitigate taxation while the public float would serve as a datapoint to reflect the true value of the contributed assets

     o An MLP structure would be value accretive for the Company, and we estimate would result in a valuation of $36-$41/share or a 40%-60% premium to the current price


  --------------------    ------------------------    ----------------------
  Begin Asset Transfer => Taking Units in New MLP  => Trunkline LNG Could be  |
     to the MLP           will Minimize Tax Burden    Worth $2 billion in MLP v
  --------------------    ------------------------    -----------------------
                                                                              |
  ---------------------   ------------------------    ----------------------  v
  Public Float Revalues       While SUG Holds            MLP Acts as High
|      Assets at       <=     Other Assets for     <=  Multiple M&A Vehicle  <=
v   Higher Multiple          Potential Transfer         and Provides Cash
  ---------------------   ------------------------    -----------------------
|
v ---------------------   ------------------------    ----------------------
     SUG Will Still         MLP Provides Balance       Enhances Value of SUG
=>  Control All Assets =>   Sheet Flexibility and  =>   to $36-41 per share
                            Improves Cash Flow
  ---------------------   ------------------------    -----------------------

Notes:

Assumes MLP asset transfers done ratably over next four years. Assumes Nov. 2009
  CCE 50% Purchase Option exercised.
Multiples  used for valuation of Gas Utility (LDC) based on: NWN, KSE, NJR, PNY,
  WGL, Comparable Transaction Multiples (Aquila sale).
Multiples  used for  valuation  of  Panhandle/Trunkline/CCE  Holdings  based on:
  WMB,KMI,ENB,STR,EP, MMP, KMP, Comparable Transaction Multiples (KMI-TER, etc.).
Multiples used for valuation of SU Gas Services (formerly Sid Richardson) based on Comparable Transaction Multiples (OKE, CPNO, etc.).

Southern Union Company - Maximizing Value for All Shareholders
Strategic Initiatives:  Sale of LDCs A Critical Step for Long-Term Growth
-------------------------------------------------------------------------------

o While Local Gas Distribution Companies (LDCs) generally are a low-risk, high multiple business, we believe they offer little financial or strategic value for SUG shareholders

     o The business has a very low organic growth rate which is a mismatch for SUG's core assets

     o Difficulty achieving authorized returns on equity due to growing bad debt, declining per customer usage, weather sensitivity, etc.

     o Produce little free cash flow as capital expenditures approximate or exceed depreciation levels

     o State regulation in challenging jurisdictions has become even tougher with the rise in commodity prices

o The sale of the remaining LDCs should provide more balance sheet flexibility and allow SUG to enhance its dividend substantially

Southern Union Company - Maximizing Value for All Shareholders
Strategic Initiatives:  Increase in Dividends Would Raise SUG Profile
-------------------------------------------------------------------------------

o Southern Union's current dividend payout ratio of 22% is not in line with regulated companies which pay out a larger portion of their earnings

     o As a result the Company does not attract sufficient investor interest from traditional yield-oriented institutions

o Without constraining its operations, SUG has the potential to boost dividends significantly and target a payout ratio of 50%-55%. This would allow SUG shareholders to receive a $1.00 per share annual dividend

     o Based on a current settlement yield of 3.2% such a boost in dividends to shareholders would have the likely effect of attracting greater investor interest in SUG and lifting the Company's stock price materially towards its fair value

o Ultimately, if Southern Union is to remain a public company, utility and regulated asset investors demand a more robust payout ratio

     o There is a strong correlation between valuation multiples and corresponding dividend rates - companies with higher dividends are broadly rewarded with higher P/E ratios

     o Dividends also provide stability and support for stocks, as well as finally broadening SUG's appeal to all classes of investors

        Current SUG Dividend Per Share                          $0.40
        Payout Ratio                                             22.0%
        Current Share Price                                    $25.63
        Current Dividend Yield                                   1.56%

        Proposed Dividend Ratio Based on Peer Payout
        --------------------------------------------
        Target Payout Ratio                                      54.9%
        Proposed Annual Dividend Per Share                      $1.00
        Group Average Yield for 50%-55% Payout Ratios             3.2%
        --------------------------------------------------------------
        Implied Equity Value Based on Settlement Yield          $31.25
        --------------------------------------------------------------
        Premium to Current                                        21.9%

Southern Union Company - Maximizing Value for All Shareholders
Strategic Sale Likely to Realize Greater Upside for Shareholders
-------------------------------------------------------------------------------

o Although Southern Union has significant growth potential in the next few years and we believe the various initiatives highlighted so far would be effective in improving the stock price, value can also be realized through a sale of the Company

o We believe the market's improper valuation of SUG is driven largely by a lack of appreciation for the Company's myriad complex assets, and as a result, the Board should also consider whether remaining public with its current asset configuration is optimal for realizing shareholder value

o Given the highly strategic nature of SUG's assets and the Company's strong cash flow profile, we believe Southern Union's assets are highly attractive to both strategic and financial investors

     o Recent data points include the well-received Kinder Morgan deal at 11.9x EBITDA / 20.0x PE

     o SUG's growth and native cash generation make it an ideal candidate for a buyout

     o Potential transaction(s) can be structured to minimize tax-related concerns of shareholders

        ----------------------------------------------------------------
        SUG M&A Valuation                          Multiple        Value
        ----------------------------------------------------------------

        Enterprise Value / 2006E EBITDA             11.9 x        $45.23

        Price / 2006E Earnings                      20.0 x        $36.35

        -----------------------------------------------------------------
        Implied Equity Value per share                            $40.79
         Premium to Current                                         59.1%
        -----------------------------------------------------------------

        Notes:

        Multiples based on the recently proposed Kinder Morgan, Inc. MBO/LBO offer.

Southern Union Company - Maximizing Value for All Shareholders
Conclusion:  Laying the Roadmap to Creating Shareholder Value
-------------------------------------------------------------------------------


o The Company has assembled a high quality portfolio of energy assets and related growth prospects

o However, given the market's consistent failure to recognize the value of these assets, we believe the Board needs to undertake additional measures to improve the realization of value for shareholder including the following steps:

     o    Create a Master Limited Partnership

     o    Sell the remaining LDC properties

     o    Increase dividends to raise appeal to yield seeking investors

     o    Explore a strategic sale and possible buyout of the Company

                    Strategic Initiatives For Value Creation
           /                         |                           \
          \ /                       \ /                         \ /
  --------------------    ------------------------    -----------------------
    Optimize Business       Maximize Asset Value       Strategic Conclusion
       Structure
  --------------------    ------------------------    -----------------------
  ---------------------   ------------------------    -----------------------
   Sell Remaining LDCs           Create MLP              Pursue Strategic
                                                          Alternatives
  ---------------------   ------------------------    -----------------------
           |                         |                          |
          \ /                       \ /                        \ /
  ---------------------   ------------------------    -----------------------
       Repay Debt/            Drop Down Assets             Sell Company/
     Raise Dividends             Over Time                 "Go Private"
  ---------------------   ------------------------    -----------------------